2008 ANNUAL REPORT

1975



2009

34 Years of Quality Recreation

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

It is with a great deal of pride that I am once again able to report to you that Pismo Coast Village RV Resort has completed another successful year. We were able to maintain our goals in spite of the condition of the economy.

Our staff continues to do the professional work they do and maintain our national "Park of the Year" award-winning standards. Our thanks to all of them for their dedication and work. Being in the hospitality business and keeping our guests happy shows that the efforts of these people contribute to our success. Our staff is the best.

By the time you read this, our winter improvements may be underway. A big project this winter is the pool upgrade. As you know, our pool is an enjoyed amenity of the resort and we are looking forward to seeing a first rate attraction when completed. Again, your patience and cooperation during the construction phase are appreciated.

We anticipate a possible slow down in our business due to the economic conditions we all face. I can assure you that your Board and staff will do all that is necessary to maintain our position in the RV industry and, more importantly, our financial stability, to make sure your investment in Pismo Coast Village is maintained.

My thanks again to your Board. We lost two dedicated members this last year due to personal commitments, but welcome two new members who I am sure will be an asset to the Board. My thanks again to our staff, and especially to our Executive Staff, for their untiring work to make "Forever Summer" a reality and not just a slogan. It is a pleasure to serve you.

OFFICERS
BOARD OF DIRECTORS



JERALD PETTIBONE
President



GLENN HICKMAN
Executive Vice President



KURT BRITTAIN
Vice President - Secretary



JACK WILLIAMS
Vice President - Finance
Chief Financial Officer



RONALD NUNLIST
Vice President - Operations

DIRECTORS
BOARD OF DIRECTORS


Louis Benedict


Nancy Brady


Harry Buchaklian


Rodney Enns


Douglas Eudaly


Ed Figueroa


William Fischer


Norman Gould


R. Elaine Harris


Dennis Hearne


Terris Hughes


George Pappi, Jr.


Gary Willems

MANAGEMENT STAFF



JAY JAMISON
Chief Executive Officer/
General Manager/
Asst. Corp. Secretary

JAY JAMISON has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In March 2007, the Board changed his title to Chief Executive Officer/General Manager. He has a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and served as Board Chairman from June 2006 until July 2008. In February 2006 Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors, a position he still holds.



CHARLES AMIAN
Operations Manager/
Guest Services Manager

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. At the California Association of RV Parks and Campgrounds Annual Convention in March 2001, he was elected Board President and served two successful terms. At the 2002 National Association of RV Parks and Campground's Annual Convention, he was appointed to chair the State President's meeting. Mr. Amian served ten years on the CalARVC Board of Directors and is a Past President. He is a lifetime-designated Certified Park Operator. He served two years as Chair of the Board of Trustees of Rec Pac (a California Recreation Political Action Committee formed to help protect, preserve, and further recreation interests in California), and is currently serving an eleventh term as a trustee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Statements in this Annual Report on Form 10-KSB which express the "Belief," "Anticipation," "Intention" or "Expectation," as well as other statements which are not historical fact, and statements as to business opportunities, market conditions, and operating performance insofar as they may apply prospectively, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties that could cause actual results to differ materially from those projected.

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent conservative budget for fiscal year 2009, which projects a positive cash flow of approximately $1,212,112 from operations. While the Company projects a positive cash flow, this cannot be assured for fiscal year 2009.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

With the purchase of a new storage property in February 2006 in Arroyo Grande, the Company secured permanent financing. The loan was refinanced in April 2006 and consolidated with a note for the purchase of another storage lot in Oceano. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that is currently not drawn on. Besides the financing referenced in the previous paragraph, the Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $621,900 in 2008, compared to $1,020,650 in 2007, due to decreased net income, an increase in prepaid income taxes, and an increase in income taxes payable.

During Fiscal Year 2008, cash investments of $3,469,043 included purchasing 19.55 acres to develop as RV storage, upgrading thirty-two RV campsites, road paving, new awnings in the resort's Square area, mini-golf upgrade, and rental bikes. During Fiscal Year 2007, cash investments of $574,516 included reconstruction of thirty-four RV campsites, expansion of the General Store, renovation of the pool restrooms, and the installation of a pedestrian gate on the north side of the resort. As of September 30, 2008, the Company carried a debt of $5,022,756 as a result of acquiring the three RV storage properties.

The Company has continued to maintain sufficient cash from operations to not require the addition of long-term debt. However, with the purchase of the new RV storage properties in 2006, and subsequently in 2008, long-term financing was acquired from a lending institution. Additional financing activities included repurchasing ten shares of Pismo Coast Village stock for $280,000. With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company maintains a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2008's current ratio (current assets to current liabilities) of 1.14 decreased from Fiscal Year 2007's current ratio of 1.41. The decrease in current ratio is the result of a decrease in cash and cash equivalents, increased current portion of long-term debt, and an increase in rental deposits and accounts payable.

Working Capital decreased to $218,241 at the end of Fiscal Year 2008, compared with $527,582 at year end Fiscal Year 2007. This decrease is primarily a result of decreased net income and use of cash for purchase of RV storage property, repurchase of Company shares, and payment of income taxes.

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures up to $1,280,000 in Fiscal Year 2009 to further enhance the Resort facilities and services. This would include renovation of fifty-one campsites, electrical switchgear upgrade, road paving, pool area renovation, a new tow vehicle, and development of a new RV storage property. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

Revenue: Operating revenue, interest and other income increased over the prior fiscal year ended September 30, 2007, by $178,824, or 3.3%.

INCOME BY SEGMENT

	2008	2007
OCCUPANCY		
% of Shareholder Site Use	24.0%	23.6%
% of Paid Site Rental	52.6%	52.5%
% Total Site Occupancy	76.7%	76.1%
% of Storage Rental	95.1%	86.0%
Average Paid Site	$41.17	$40.33
RESORT OPERATIONS		
Site Rental	$3,165,027	$3,093,399
Storage Operations	1,117,443	1,041,709
Support Operations	161,685	167,897
Total	4,444,155	4,303,005
RETAIL OPERATIONS		
Store	714,450	676,055
RV Repair/Parts Store	425,451	408,646
Total	1,139,901	1,084,701
INTEREST INCOME	10,278	15,184
OTHER INCOME	-0-	-0-
TOTAL INCOME	$5,594,334	$5,402,890

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (*i.e., total occupied to number of total available*). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2008 COMPARED WITH 2007

Resort operations income increased $141,150, or 3.3%, primarily due to site rental and storage activity. Site occupancy and a summer prime-time rate increase added $75,090, or 2.4%, more site revenue than the previous year. RV storage and spotting activity added $75,733, or 7.3%, over the previous year. The increase in RV storage activity is a reflection of additional business following the Company's purchase of more storage property in 2006. Occupancy projections for site rental and RV storage continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $55,200, or 5.1%, due to a $38,395, or 5.7%, increase in the General Store business. Additionally, the RV Service operation contributed $16,805, or 4.1%, over the previous year. This increase in retail activity is a reflection on management's efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest and Other Income decreased $17,526, or 63%, below the previous year as a result of current financial institution trends of reduced interest rates, decreased cash and cash equivalents throughout most of the year, and the receipt of casualty income in the prior year. Reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services. Significant cash was used to repurchase Pismo Coast Village stock, purchase storage property, and pay income taxes.

Operating Expenses increased $231,916, or 6.8%, as a result of labor and payroll associated expenses, utilities, property repairs and maintenance, vehicle operation and maintenance, accounting, and advertising. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense increased 1.2% due to the Company's investment in resort improvements

Interest Expense increased from $188,703 in Fiscal Year 2007 to $200,844 in 2008. This increase was due to financing the new RV storage properties through a local lending institution.

Casualty Income, as referenced on the Statement of Operations for Fiscal Year 2007, reflects insurance disbursements not yet expended following a fire damaging the resort's maintenance building November 12, 2006.

Income before provision for income taxes of $835,024, a 14.8% decrease below last year, is reflective of the Company's increase in operating expenses, interest expense, cost of goods sold, and a $31,692 loss on disposal of assets.

Net income of $449,332 for Fiscal Year 2008, shows a decrease of $72,101, or 13.8%, below a net income of $521,433 the previous year. This decrease in net income is a reflection of increased operational and inventory costs.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS:
A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including the following:

* increased gas prices;

* increased competition from other resorts in our market;

* increases in operating costs due to inflation, labor costs, workers' compensation and healthcare related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased rates;

* changes in interest rates and in the availability, cost and terms of debt financing;

* changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

* adverse effects of market conditions, which may diminish the desire for leisure travel; and

* adverse effects of a downturn in the leisure industry.

The leisure and travel business is seasonal and seasonal variations in revenue at our resort can be expected to cause quarterly fluctuations in our revenue.

Our revenue is generally highest in the third and fourth quarters. Quarterly revenue also may be harmed by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, contagious diseases, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we have to rely on our short-term line of credit for operations.

In the recent past, events beyond our control, including an economic slowdown and terrorism, harmed the operating performance of the leisure industry generally, and if these or similar events occur again, our operating and financial results may be harmed by declines in average daily rates or occupancy.

Carrying our outstanding debt may harm our business and financial results by:

* requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount of cash available to us for our operations and capital expenditures, future business opportunities and other purposes;

* making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

* limiting our ability to borrow more money for operations, capital expenditures or to finance acquisitions in the future; and

* requiring us to sell one or more properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

Our resort has a need for ongoing renovations and potentially significant capital expenditures in connection with improvements, and the costs of such renovations or improvements may exceed our expectations.

Occupancy and the rates we are able to charge are often affected by the maintenance and capital improvements at a resort, especially in the event that the maintenance of improvements are not completed on schedule, or if the improvements result in the closure of the General Store or a significant number of sites. The costs of capital expenditures we need to make could harm our financial condition and reduce amounts available for operations. These capital improvements may also give rise to additional risks including:

* construction cost overruns and delays;

* a possible shortage of available cash to fund capital improvements and the related possibility that financing of these expenditures may not be available to us on favorable terms;

* uncertainties as to market demand or a loss of market demand after capital improvements have begun;

* disruption in service and site availability causing reduced demand, occupancy, and rates; and

* possible environmental issues.

We rely on our executive officers, the loss of whom could significantly harm our business

Our continued success will depend to a significant extent on the efforts and abilities of our C.E.O. and General Manager, Jay Jamison. Mr. Jamison is important to our business and strategy and to the extent that were he to depart and is not replaced with an experienced substitute, Mr. Jamison's departure could harm our operations, financial condition and operating results.

Uninsured and underinsured losses could harm our financial condition, and results of operations.

Various types of catastrophic issues, such as losses due to wars, terrorist acts, earthquakes, floods, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Our resort is located on the coast of California, which has been historically at greater risk to certain acts of nature (such as severe storms, fires and earthquakes).

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost properties. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the resort, as well as the anticipated future revenue from the resort. In that event, we might nevertheless remain obligated for any notes payable or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate the resort after it has been damaged or destroyed. Under these circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $32,500 to a high selling price of $32,500, with an average selling price of $32,500. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2008.

(a.) The approximate number of holders of the Company's common stock on September 30, 2008 was 1,545.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the Resort facilities.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another three-year term on January 1, 2008. Continued renewal is expected without significant impact. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty days written notice.

Effective July 30, 2007, Computershare Trust Company, N.A. ("Computershare") has served as the transfer agent and registrar for the Company. The contact information for Computershare is as follows:

For Standard U. S. Postal Mail	For Overnight/Express Delivery
Computershare Trust Company, N.A. P O Box 43070 Providence RI 02940-3070	Computershare Trust Company, N.A. 250 Royall Street Canton MA 02021

Telephone and Fax		Website
Toll free	1-800-962-4284	www.computershare.com
Telephone	1-303-262-0600	
Fax	1-303-262-0700	

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, Chief Executive Officer/General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

LOUIS BENEDICT, Director. Retired.

NANCY BRADY, Director. Retired. Mrs. Brady resigned from the Board July 23, 2008.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

ED FIGUEROA, Director. Retired. Mr. Figueroa resigned from the Board September 20, 2008.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

WAYNE HARDESTY, Director. Mr. Hardesty became a licensed Enrolled Agent in 1989 and is currently in practice in Ontario, California. In September 2008, he was appointed to the Board to fill a vacancy created by the resignation of Nancy Brady.

R. ELAINE HARRIS, Director. Retired.

DENNIS HEARNE, Director. Mr. Hearne serves as chairman of the board for his family's agriculture business, L. A. Hearne Company, located in the Salinas Valley.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company

RONALD NUNLIST, Director and Vice President - Operations. Retired

GEORGE PAPPI, JR., Director. Mr. Pappi is employed as a fire claims representative for State Farm Insurance.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a visual and performing arts coordinator at Kings Canyon Unified School District.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams owns and operates a CPA practice.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Executive Officer/General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2008 and 2007, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
November 14, 2008

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,253,540	$ 1,585,341
Investment in certificate of deposit	93,819	4,867
Accounts receivable	43,298	35,243
Inventory	116,967	109,286
Current deferred taxes	63,400	62,500
Prepaid income taxes	189,800	--
Prepaid expenses	19,441	24,405
Total current assets	1,780,265	1,821,642
Pismo Coast Village Recreational Vehicle Resort and Related Assets - net	13,227,167	10,084,279
Other Assets	40,236	19,976
Total Assets	$15,047,668	$11,925,897
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 178,270	$ 122,010
Accrued salaries and vacation	155,041	157,464
Rental deposits	784,152	763,143
Income taxes payable	--	79,100
Current portion of long-term debt	444,561	172,343
Total current liabilities	1,562,024	1,294,060
Long-Term Liabilities		
Long-term deferred taxes	336,200	263,800
N/P Santa Lucia Bank	4,578,195	1,966,120
Total Liabilities	6,476,419	3,523,980
Stockholders' Equity		
Common stock - no par value, 1,800 issued 1,790 shares outstanding	5,616,332	5,647,708
Retained earnings	2,954,917	2,754,209
Total stockholders' equity	8,571,249	8,401,917
Total Liabilities and Stockholders' Equity	$15,047,668	$11,925,897

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Income		
Resort operations	$4,444,155	$4,303,005
Retail operations	1,139,901	1,084,701
Total income	5,584,056	5,387,706
Costs and Expenses		
Operating expenses	3,648,400	3,416,484
Cost of goods sold	583,912	539,295
Depreciation	294,462	291,095
Total costs and expenses	4,526,774	4,246,874
Income from operations	1,057,282	1,140,832
Other Income (Expense)		
Interest/dividend income	10,278	15,184
Interest expense	(200,844)	(188,703)
Loss on Disposal of Assets	(31,692)	–
Casualty income	--	12,620
Total other income (expense)	(222,258)	(160,899)
Income Before Provision for Income Taxes	835,024	979,933
Income Tax Expense	385,692	458,500
Net Income	449,332	521,433
Retained Earnings - Beginning of Year	2,754,209	2,232,776
Redemption of stock	(248,624)	--
Retained Earnings - End of Year	$2,954,917	$2,754,209
Net Income Per Share	$ 251.02	$ 289.69

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities		
Net income	$ 449,332	$ 521,433
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	294,462	291,095
Deferred income tax	71,500	(6,200)
Loss on disposal of fixed assets	31,692	--
(Increase) in accounts receivable	(8,055)	(33,519)
(Increase) in inventory	(7,681)	(12,081)
Decrease in prepaid expenses	4,964	46,400
(Increase) in prepaid income taxes	(189,800)	--
(Increase) decrease in other assets	(20,260)	9,299
Increase in accounts payable and accrued liabilities	56,260	16,757
(Decrease) in accrued salaries and vacation	(2,423)	(3,322)
Increase in rental deposits	21,009	149,188
Increase (decrease) in income taxes payable	(79,100)	41,600
Total adjustments	172,568	499,217
Net cash provided by operating activities	621,900	1,020,650
Cash Flows From Investing Activities		
Maturities of certificate of deposit	4,867	102,484
Investment in certificate of deposit	(93,819)	(4,867)
Capital expenditures	(3,469,043)	(574,516)
Net cash used in investing activities	(3,557,995)	(476,899)
Cash Flows From Financing Activities		
Redemption of stock	(280,000)	--
Borrowings on long-term debt	2,916,795	--
Principal repayments of note payable	(32,501)	(25,510)
Net cash provided by/(used in) financing activities	2,604,294	(25,510)
Net increase (decrease) in cash and cash equivalents	(331,801)	518,241
Cash and Cash Equivalents - Beginning of Year	1,585,341	1,067,100
Cash and Cash Equivalents - End of Year	$1,253,540	$1,585,341
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$ 460,000	$ 284,055
Cash paid for interest	$ 200,844	$ 188,703

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature with the fourth quarter, the summer, being its busiest and most profitable.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and parts in the RV shop.

C. Depreciation and Amortization
Depreciation of property and equipment is computed using straight line method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings per share are based on the 1,790 shares issued and outstanding. The financial statements report only basic earnings per share, as there are no potentially dilutive shares outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2008, the Company had cash deposits in excess of the $100,000 federally insured limit with Santa Lucia Bank of $1,164,958, however, the Company has an Excess Deposit Insurance Bond which secures deposits up to $1,500,000.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company's most significant estimates include estimated life of long-lived assets, deferred tax assets and liabilities, and income tax expense.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $60,866 and $52,879 for the years ended September 30, 2008 and 2007, respectively.

J. Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

K. New Accounting Pronouncements

Standards Adopted:

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109. FIN 48 clarifies SFAS No. 109, Accounting for Income Taxes, to indicate a criterion that an individual tax position would have to meet for some or all of the income tax benefit to be recognized in a taxable entity's financial statements. Under the guidelines of the Interpretation, an entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not that the position will be sustained on examination. The term "more likely than not" means "a likelihood of more than 50 percent." In assessing whether the more-likely-than-not criterion is met, the entity should assume that the tax position will be reviewed by the applicable taxing authority.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has adopted the new Interpretation for the fiscal year beginning October 1, 2007.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)
In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company has adopted the new standard beginning the first quarter of 2008.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and liabilities - Including an amendment of FASB statement No. 115* SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company has adopted the new standard beginning the first quarter of 2008.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which expands the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognized and measures the goodwill acquired in the business combination or a gain form a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We may experience a financial statement impact depending on the nature and extent of any new business combinations entered into after the effective date of SFAS No. 14 (R); however none are expected at this time.

In December 2007, FASB issued SFAS No. 160, which amends Accounting Research Bulletin (ARB) No. 51 and (1) establishes standards of accounting and reporting on noncontrolling interests in consolidated statements, (2) provides guidance on accounting for changes in the parent's ownership interest in a subsidiary, and (3) establishes standards of accounting of the deconsolidation of a subsidiary due to the loss of control. The amendments to ARB No. 51 made by SFAS No. 160 are effective for fiscal years (and interim period within those years) beginning on or after December 15, 2008. The Company does not expect the adoption of this statement to have an impact on its financial statements.

In January 2008, the SEC issued Staff Accounting Bulletin (SAB) No. 110, which amends SAB No. 107. In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 in which, among other matters, the Staff expressed its views regarding the valuation of share-based payment arrangements. Specifically, SAB No. 107 provided a simplified approach for estimating the expected term of a "plain vanilla" option, which is required for application of the Black-Scholes-Merton model (and other models) for valuing share options. At this time, the Staff acknowledged that, for companies choosing not to rely on

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)
their own historical option exercise data information about exercise patterns with respect to plain vanilla options granted by other companies might not be available in the near term; accordingly, in SAB No. 107, the Staff permitted use of a simplified approach for estimating the term of plain vanilla options granted on or before March 31, 2007. The information concerning exercise behavior that the Staff contemplated would be available by such date has not materialized for many companies. Thus, in SAB No. 110, the Staff continues to allow use of the simplified rule for estimating the expected term of plain vanilla options until such time as the relevant data do become widely available. The Company does not expect the effects of this bulletin to have any affect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. Enhanced disclosures are required to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the effects of this bulletin to have any affect on its financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States of America (the GAAP hierarchy). This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS 162 to have a material effect on our financial statements or related disclosures.

In September 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Positions (FSP) No. 133-1 and FIN 45-4 to amend SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No.45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the FASB's intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. We do not expect the adoption of this FSP to have a material effect on our financial statements and related disclosures. This FSP is effective for financial statements issued for reporting periods (annual or interim) ending after November 15, 2008, with early application encouraged.

NOTE 2 - PISMO COAST VILLAGE RECREATIONAL VEHICLE RESORT AND RELATED ASSETS

At September 30, 2008 and 2007, property and equipment included the following:

	2008	2007
Land	$ 9,994,935	$ 6,894,935
Building and park improvements	8,612,821	8,628,387
Furniture, fixtures, equipment & leasehold improvements	812,969	593,794
Transportation equipment	422,938	425,936
Construction in progress	98,723	75,680
	19,942,386	16,618,732
Less: accumulated depreciation	(6,715,219)	(6,534,453)
	$13,227,167	$10,084,279

NOTE 3 - LINE OF CREDIT

The Company has a revolving line of credit for $500,000 with Santa Lucia Bank, expiring March 2009. The interest rate is variable at one percent over West Coast Prime with an initial rate of 5.25 percent and an interest rate of 6.25 percent at September 30, 2008. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2008 or 2007.

NOTE 4 - NOTE PAYABLE

The Company secured permanent financing on the purchase of storage lot land in Arroyo Grande with Santa Lucia Bank. The loan was refinanced on April 6, 2006 and consolidated with a note for the purchase of another storage lot in Oceano, California. The total loan currently outstanding is $2,105,961 and was financed over a period of ten years at a variable interest rate currently at 5.5%. The lot in Oceano was formerly leased for $4,800 per month and was purchased for $925,000. The payments are currently $13,422 per month interest and principal. The Company also secured permanent financing on the purchase of another storage lot in Arroyo Grande with Santa Lucia Bank. The loan originated on May 8, 2008. The total loan currently outstanding is $2,916,795 and financed over a period of ten years at a variable interest rate currently at 5.5%. The payments are currently $13,186 per month interest only.

Principal payments of the note payable are as follows:

Year Ending September 30,	
2009	$ 444,561
2010	493,699
2011	521,611
2012	550,581
2013	582,228
Thereafter	2,430,076
	$5,022,756

NOTE 5 - COMMON STOCK

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

The Company redeemed 10 shares of Common stock from a single shareholder in the second quarter of the current fiscal year for $280,000. At this time the stock has not been retired.

NOTE 6 - INCOME TAXES

The provision for income taxes is as follows:

	2008	2007
Current:		
Federal	$262,492	$366,400
State	86,400	98,300
	348,892	464,700
Deferred:		
Federal	37,200	(7,600)
State	(400)	1,400
	$385,692	$458,500

The deferred tax assets (liabilities) are comprised of the following:

	2008		2007	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 59,200	$	$ 59,200	$
State	4,200		3,300	
Deferred tax liabilities:				
Federal		(292,000)		(222,200)
State		(44,200)		(41,600)
	$ 63,400	$(336,200)	$ 62,500	$(263,800)

NOTE 6 - INCOME TAXES (Continued)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2008	2007
Depreciation	$(336,200)	$(263,800)
Total gross deferred tax liabilities	(336,200)	(263,800)
Vacation accrual	20,400	16,100
Federal benefit of state taxes	43,000	46,400
Total gross deferred tax assets	63,400	62,500
	$(272,800)	$(201,300)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2008	2007
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	6.8	6.7
Nondeductible variable costs of shareholder usage	5.4	4.6
Other miscellaneous adjustments	(0.1)	1.5
Effective Income Tax Rate	46.1%	46.8%

The Company uses the asset-liability method of computing deferred taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that if income is expected for the entire year, but there is a net loss to date, a tax benefit is recognized based on the annual effective tax rate. The Company has not recorded a valuation allowance for deferred tax assets since the benefit is expected to be realized in the following year.

The difference between the effective tax rate and the statutory tax rates is due primarily to the effects of the graduated tax rates, state taxes net of the federal tax benefit, nondeductible variable costs of shareholder usage and other adjustments.

NOTE 6 - INCOME TAXES (Continued)

The Company records uncertain income tax positions in accordance with FASB Interpretation 48, "Accounting for Uncertain Tax Positions" (FIN 48), which clarifies SFAS 109. FIN 48 requires, among other things, the recognition and measurement of tax positions based on a "more likely than not" (likelihood greater than 50%) approach. As of September 30, 2008, the Company did not maintain any tax positions that did not meet the "more likely than not" threshold and, accordingly, all tax positions have been fully recorded in the provision for income taxes. It is the policy of the Company to consistently classify interest and penalties associated with income tax expense separately from the provision for income taxes. No interest or penalties associated with income taxes have been included in this calculation, or separately in the Statement of Operations and Retained Earnings, and no significant increases or decreases are expected within the following twelve-month period. Although the Company does not maintain any uncertain tax positions, tax returns remain subject to examination by the Internal Revenue Service for fiscal years ending on or after September 30, 2004 and by the California Franchise Tax Board for fiscal years ending on or after September 30, 2003.

NOTE 7 - OPERATING LEASES

The Company leases two pieces of property to use as storage lots. One is leased under a seven-year agreement beginning March 1, 2008 for $4,802 based on the Consumer Price Index.

The second lot is located in Oceano, California and is leased at $2,933 per month. The lease has converted to a month-to-month lease; however, the lessor is considering a long-term renewal at this time.

The Company has a five-year lease obligation for a copier. Rental expense under this operating lease is $432 per month.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2009	$ 62,808
2010	62,808
2011	62,808
2012	61,512
2013	57,624
Thereafter	24,010
	$331,570

Rent expense under these agreements was $93,815 and $91,263 for the years ended September 30, 2008 and 2007, respectively.

NOTE 8 - EMPLOYEE RETIREMENT PLANS

The Company is the sponsor of a 401(k) profit sharing pension plan, which covers substantially all full-time employees. Employer contributions are discretionary and are determined on an annual basis. The contribution to the pension plan, for the years ended September 30, 2008 and 2007, is $44,818 and $38,972, respectively.

NOTE 9 - OPERATING EXPENSES

Operating expenses for the years ended September 30, 2008 and 2007 consisted of the following:

	2008	2007
Administrative salaries	$ 365,220	$ 321,837
Advertising and promotion	60,866	52,879
Auto and truck expense	126,561	98,941
Bad debts	49	220
Contract services	70,868	115,119
Corporation expense	49,435	48,824
Custodial supplies	19,836	18,712
Direct labor	1,265,985	1,148,850
Employee travel and training	20,834	22,786
Equipment lease	5,371	4,359
Insurance	330,146	329,188
Miscellaneous	43,623	44,516
Office supplies and expense	59,046	63,426
Payroll tax expense	144,051	122,146
Payroll service	8,801	7,162
Pension plan match	44,818	38,972
Professional services	98,909	88,641
Property taxes	144,635	145,975
Recreational supplies	8,621	6,749
Rent - storage lots	93,815	91,263
Repairs and maintenance	132,458	123,263
Retail operating supplies	9,018	7,131
Security	3,700	5,227
Service charges	96,355	101,450
Taxes and licenses	10,169	9,115
Telephone	33,605	31,388
Uniforms	17,235	14,934
Utilities	384,370	353,411
Total Operating Expenses	$3,648,400	$3,416,484

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2008 and 2007 appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of income (unaudited) for the three months ended September 30, 2008 and 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and accordingly, we express no opinion on it.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
November 14, 2008

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Income		
Resort operations	$1,457,346	$1,432,891
Retail operations	361,472	369,508
Total income	1,818,818	1,802,399
Costs and Expenses		
Operating expenses	1,066,800	999,952
Cost of goods sold	182,546	159,823
Depreciation	72,398	71,701
Total costs and expenses	1,321,744	1,231,476
Income from operations	497,074	570,923
Interest income	2,011	3,254
Interest expense	(69,731)	(47,647)
(Loss)/Gain on sale of fixed assets	(31,692)	12,620
Total other income (expense)	(99,412)	(31,773)
Income Before Provision For Income Taxes	397,662	539,150
Provision for Tax Expense	239,892	254,800
Net Income	$ 157,770	$ 284,350
Earnings Per Share	$ 88.14	$ 157.97

END